Exhibit 99.5

MAVERIX ANNOUNCES SOLID SECOND QUARTER 2021 RESULTS AND DECLARES QUARTERLY DIVIDEND

All amounts are in U.S. dollars unless otherwise indicated.

August 12, 2021, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce operating and financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Revenue of $14.3 million;
•	Gold equivalent ounces (“GEOs”) sold of 7,880[1];
•	Average cash cost per GEO of $197, resulting in a cash operating margin of 89% or $1,619 per GEO[1];
•	Cash flow from operating activities, excluding changes in non-cash working capital, of $9.3 million[1];
•	Net income of $3.7 million;
•	Acquired a portfolio of six precious metals royalties from Pan American Silver Corp. (“Pan American”) for total consideration of $9.75 million;
•	Karora Resources Inc. (“Karora”) announced a growth plan that includes a significant expansion of its Beta Hunt gold mine where Maverix holds a 4.75% gold royalty and 1.5% nickel royalty;
•	Montage Gold Corp. (“Montage”) announced the results of a preliminary economic assessment (“PEA”) for its Koné project, where Maverix has a 2% royalty, that outlined average annual production of 205,000 ounces of gold per year over a 14.7 year mine life; and
•	Coeur Mining, Inc. (“Coeur”) provided an exploration update on its Silvertip mine, where Maverix has a 2.5% royalty, and subsequently announced that it is increasing its investment at Silvertip during the second half of 2021 to complete several surface projects to support a potential restart of active mining and processing activities in 2023.

Dan O’Flaherty, CEO of Maverix, commented, “Maverix had a strong second quarter highlighted by the acquisition of a precious metals royalty portfolio from Pan American, which further strengthens our asset base to a total of 121 precious metals royalties and streams. We are well on track to achieve our 2021 guidance of 27,000 to 30,000 GEOs and look forward to continued growth as we remain debt free with the entire $120 million available under our credit facility, while also holding approximately $50 million in cash at the end of the quarter. A number of assets where we hold a royalty interest have recently had significant positive developments and we are confident that we will continue to expand through organic growth and new acquisitions that will increase shareholder value.”

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for GEOs and per share amounts)	June 30, 2021	June 30, 2020
Statement of Income and Comprehensive Income
Royalty revenue	$7,999	$7,784
Sales	$6,310	$3,187
Total revenue	$14,309	$10,971
Cash flow from operating activities	$8,813	$6,616
Net income	$3,708	$3,076
Basic earnings per share	$0.03	$0.03
Diluted earnings per share	$0.03	$0.02
Dividends declared per share	$0.0125	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$3,739	$3,010
Adjusted basic earnings per share	$0.03	$0.02
GEOs sold	7,880	6,412
Average realized gold price per GEO	$1,816	$1,711
Average cash cost per GEO	$197	$139
Cash flow from operating activities, excluding changes in non-cash working capital	$9,313	$8,479

For complete details please refer to the Condensed Consolidated Interim Financial Statements and associated Management Discussion and Analysis for the quarter ended June 30, 2021, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Maverix’s website (www.maverixmetals.com).

To listen to Maverix’s President, Ryan McIntyre, discuss the Q2 results please use this link: Maverix Q2 2021 Results

Asset Portfolio Updates

Beta Hunt (4.75% Gold Royalty and 1.5% Nickel NSR)

On June 28, 2021, Karora announced a three year organic production growth plan which includes a significant expansion of its Beta Hunt gold mine in Western Australia. The expansion includes adding a second decline and an expanded trucking fleet to increase mining throughput which is expected to approximately double the production capacity of the mine from the current rate of approximately 75,000 – 85,000 tonnes per month (“tpm”) to 160,000 – 170,000 tpm by the end of 2024. For reference, the Beta Hunt mine produced 66,479 ounces of gold in 2020. Further production upside potential includes the high-grade Larkin Zone, where an initial mineral resource is expected to be included in Karora’s 2021 mineral resource and reserve update, and the newly discovered high-grade 30C and 50C nickel troughs. In addition, drilling underground is active on four exploration targets – A Zone North, Western Flanks North, Fletcher and the 50C nickel trough, with all four targets representing potential extensions to existing mineral resources or known mineralization.

For more information, please refer to karoraresources.com and see the news release dated June 28, 2021.

Koné (2% NSR)

On May 25, 2021, Montage announced the results of a PEA for its Koné gold project in Côte d’Ivoire. The PEA outlined an 11 million tonne per annum operation with average annual production of 205,000 ounces of gold per year over a 14.7 year mine life generating an after-tax net present value at a 5% discount rate of $652 million and a 31% IRR at a $1,600 per ounce gold price. Montage is currently moving forward with a feasibility study which they expect to deliver by the end of 2021. In addition, Montage is advancing permitting and project financing discussions in parallel with the feasibility study.

For more information, please refer to montagegoldcorp.com and see the news release dated May 25, 2021.

Silvertip (2.5% NSR)

On July 28, 2021, Coeur announced that it is increasing its investment at Silvertip during the second half of 2021 to complete several surface projects to support a potential restart of active mining and processing activities in 2023. Capital expenditures are expected to total $75 – $90 million in 2021 (increased from $35 – $45 million). Coeur is currently working with SNC-Lavalin to complete engineering for the expansion, better define the estimated capital investment and develop a new mine plan based on continued successful drilling results. Coeur plans to release an updated mine plan and economic analysis for Silvertip in early 2022 and file a new technical report that will incorporate an updated reserve and resource as well as an optimized capital estimate reflecting a 1,750 tonnes per day flowsheet.

For more information, please refer to coeur.com and see the news release dated July 28, 2021.

Enchi (2% NSR)

On June 8, 2021, Newcore Gold Ltd. (“Newcore”) announced an updated PEA for its Enchi gold project in Ghana. The PEA outlined an open pit, heap leach operation producing an average of approximately 90,000 ounces of gold per year over an 11 year mine life generating an after-tax net present value at a 5% discount rate of $212 million and a 42% IRR at a $1,650 per ounce gold price. Exploration and drilling activities continue as part of Newcore’s current 66,000 metre drill program, which includes testing a series of highly prospective targets directed at extending the existing mineral resources along strike and down dip and further drilling of advanced gold targets across the 216 square kilometre property.

For more information, please refer to newcoregold.com and see the news release dated June 8, 2021.

Cerro Blanco (1% NSR)

On July 19, 2021, Bluestone Resources Inc. (“Bluestone”) announced an increase to the mineral resources at its Cerro Blanco project. Measured and indicated resources increased to 63.5 million tonnes at 1.5 grams per tonne (“g/t”) gold and 6.6 g/t silver containing approximately 3.1 million ounces of gold and 13.4 million ounces of silver. Bluestone is currently working on a feasibility study with an optimized mine plan that is expected to be completed by the first quarter of 2022.

For more information, please refer to bluestoneresources.ca and see the news release dated July 19, 2021.

Dividend

The quarterly cash dividend of $0.0125 per common share will be paid on or about September 15, 2021 to shareholders of record as of the close of business on August 31, 2021 .

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes. The declaration, timing, amount and payment of future dividends remains at the discretion of Maverix’s Board of Directors.

1 Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total GEOs sold, average realized gold price per GEO, average cash cost per GEO, cash operating margin and cash flow from operating activities, excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale or amendments of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams equal total GEOs sold. Average realized gold price per GEO is calculated by dividing the total revenue by the GEOs sold. Average cash cost per GEO is calculated by dividing the total cost of sales, less depletion, by the GEOs sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per GEO sold from the average realized gold price per GEO sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2021 forecast herein assumes a gold price of $1,700 per ounce and a silver price of $21 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Valerie Burns, Manager of Investor Relations

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC Industry Guide 7 and normally are not permitted to be used in reports filed with the SEC. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the “SEC Modernization Rules”). Under the SEC Modernization Rules, the SEC will permit issuers to disclose estimates of mineral resources if certain conditions are met. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with the SEC Modernization Rules. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance, the payment of the declared dividend, and developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2021 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.

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